

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

<u>Via E-mail</u>
Ms. Lin Deng
Chief Financial Officer
China Shianyun Group Corp., Ltd.
24/F., Unit 3 Great China International Square, No. 1
Fuhua Rd., Futian District, Shenzhen
Guandong Province, China

> **RE:** **China Shianyun Group Corp., Ltd.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 333-147084**

Dear Ms. Deng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Controls and Procedures, page 30</u>

<u>Management's Report on Internal Control over Financial Reporting, page 30</u>

1.   You disclosed that you assessed the effectiveness of your internal control over financial reporting as of December 31, 2012. However, based on this evaluation, your CEO and CFO concluded that your disclosure controls and procedures were effective as of December 31, 2012. It appears that you have not provided your conclusion regarding whether or not your internal control over financial reporting was effective as of December 31, 2012. Please provide the following:

- Please confirm that you have completed your effectiveness assessment of internal control over financial reporting and disclose your conclusions in an amended

Form 10-K for the year ended December 31, 2012. See Item 308 of Regulation S-K. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-K/A; and

- You have identified a significant deficiency related to insufficient knowledge regarding U.S. GAAP reporting by your existing accounting staff. In addition, you have engaged consultants to assist you in the preparation of financial statements in accordance with U.S. GAAP. Based on this information, we believe that your lack of U.S. GAAP experience constitutes a material weakness rather than a significant deficiency. Please revise your management's report in your amendment to disclose that your lack of U.S. GAAP knowledge and experience constitutes a material weakness. Please note, per Item 308(a)(3) of Regulation S-K, you are not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting. Please also consider how this material weakness has impacted your conclusion regarding your disclosure controls and procedures as well. Refer to Item 308 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your Form 10-K to include a properly dated audit report, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief